1650 Tysons Boulevard, Suite 1700 | McLean, VA 22102 | T 703.720.8600 | F 703.720.8610 Holland & Knight LLP | www.hklaw.com

David S. Cole

703.720.8630

David.cole@hklaw.com

May 26, 2017

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC  20549

Mail Stop 3030

Re:                             Emergent Capital, Inc.

Schedule TO-1

Filed April 18, 2017 File No. 005-86093

Dear Mr. Duchovny:

On behalf of Emergent Capital, Inc. (the “Company”), we hereby respond to the Commission Staff’s comment letter, dated April 28, 2017, regarding the Schedule TO filed with the Commission on April 18, 2017.  In accordance with your letter, in those instances that you have requested additional information, we have provided the additional information in this letter.  Please note that for the Staff’s convenience we have recited the Staff’s comment and provided the Company’s response to the comment immediately thereafter.

In addition, we have simultaneously filed a copy of Amendment No. 2 to the Company’s Schedule TO (the “Schedule TO”) and this letter via EDGAR.  For your review, we are providing by electronic mail a comparison document marked to show changes from the Schedule TO filed on April 18, 2017.

Offer to Exchange

General

1.                                      Please provide us with your legal analysis of the applicability of Rule 13e-3 to this transaction.

We respectfully advise the Staff that, for the reasons set forth below, we concluded that Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”), does not apply to the exchange offer, consent solicitation and rights offering disclosed in the Company’s Schedule TO (collectively, the “Exchange Offer, Consent Solicitation and Rights Offering”).

Rule 13e-3 applies to a Rule 13e-3 transaction as defined by Rule 13e-3(a)(3).  Pursuant to Rule 13e-3(a)(3), a Rule 13e-3 transaction is “any transaction or series of transactions involving one or more of the transactions described in paragraph (a)(3)(i) of this section which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of this section.”

The Exchange Offer, Consent Solicitation and Rights Offering will not have a reasonable likelihood of, nor do they have the purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3.

The Company has been informed that it currently has only eight (8) record holders of its common stock.  The Company’s common stock is not currently listed on a national securities exchange nor is it quoted on an inter-dealer quotation system of a registered national securities association.  The Company has no intention of increasing its number of record shareholders to above 300 prior to the consummation of the transactions contemplated by the Exchange Offer, Consent Solicitation and Rights Offering.  In addition, the Company’s existing 8.50% unsecured convertible notes due 2019 (the “Old Notes”) are not listed on a national securities exchange nor quoted on an inter-dealer quotation system of a registered national securities association, and the Company has been informed that there are eleven (11) record holders of the Old Notes.

As a result, (i) the Company lacks a class of equity securities subject to Section 12(g) or Section 15(d) of the 1934 Act and (ii) the contemplated transactions cannot have the effect, nor could they have been designed with the purpose of, reducing the number of record holders of common stock below levels that would make the Company eligible for termination or suspension of its obligations to register under the 1934 Act.  In addition, since the Company’s equity securities are not currently listed on a national securities exchange or quoted on an inter-dealer quotation system of a registered national securities association, the transactions contemplated by the Exchange Offer, Consent Solicitation and Rights Offering cannot have the effect of causing the same not to be so listed or quoted.

Because the transactions contemplated by the Exchange Offer, Consent Solicitation and Rights Offering do not have any of the effects referred to in Rule 13e-3(a)(ii), we respectfully advise the Staff that the transactions contemplated by the Exchange Offer, Consent Solicitation and Rights Offering cannot amount to a Rule 13e-3 transaction.

2.                                      We note your statement on page 10 that the Exchange Offer and Consent Solicitation will affect the trading market for the Old Notes that are not exchanged.  Please provide the disclosure required by Item 2 of Schedule TO and Item 1002(c) of Regulation M-A.

The Company respectfully advises the Staff that the Company has furnished the information required by Item 1002(a) and Item 1002(b) of Regulation M-A.  First, in the Overview section of the Offering Memorandum Summary, the Company disclosed that its office is located at 5355 Town Center Road, Suite 701, Boca Raton Florida, 33486, and that its phone number is 561-995-4200.  Second, on the cover page of the Company’s Offer to Exchange, the Company discloses that the aggregate principal amount of Old Notes outstanding is $74,220,450.  The Company also discloses on the cover page of the Offer to Exchange the exact title of the subject securities as its 8.50% Senior Unsecured Convertible Notes due 2019.

The Company has amended its Offer to Exchange to disclose that the Old Notes are not listed on a national securities exchange nor quoted on an inter-dealer quotation system of a registered national securities association, and, to its knowledge, no active trading market in the Old Notes exists.

3.                                      Please provide the information required by Item 8 of Schedule TO and Item 1008(b) of Regulation M-A.

The Company has amended the Offer to Exchange to provide the information required by Item 8 of Schedule TO and Item 1008(b) of Regulation M-A.

4.                                      We note you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A. Please provide the pro forma information required by Item 1010(b) and the summary information required by Item 1010(c). Tell us your plans to disseminate this information.

The Company has amended the Offer to Exchange to provide the financial information required by Item 1010(a) of Regulation M-A.  The Company has amended the Offer to Exchange to provide the pro forma information required by Item 1010(b) and the summary information required by Item 1010(c).  The Company refers to the foregoing financial information required by 1010(a) of Regulation M-A, the pro forma information required by Item 1010(b) of Regulation M-A and the summary information required by Item 1010(c) of Regulation M-A as the “Additional Financial Information”.  The Company will distribute a supplement number one to the offer to exchange to the holders of Old Notes containing the Additional Financial Information.

Cover Page

5.                                      We note your disclosure that the New Unsecured Notes will be senior to all of your existing and future indebtedness expressly subordinated to the New Unsecured Notes. Please revise to disclose any other indebtedness that is “expressly subordinated” to the New Unsecured Notes.

The Company has amended the Offer to Exchange to disclose that as of the date of the Offer to Exchange there is no indebtedness which is expressly subordinated to the New Unsecured Notes.

Important Information about This Offering Memorandum, page 1

6.                                      We note your statement that “any information relating to the United States federal income tax treatment or tax structure shall remain confidential…” Please delete this language, and every other similar reference to confidentiality in the filing, as you have already publicly disclosed this information by filing the Offer to Purchase with the Commission.

The Company has amended the Offer to Exchange to remove this reference.  Any other reference to confidentiality in the Offer to Exchange refers to the treatment by the Company of its own confidential information and does not refer to any purported confidential nature of the disclosure in the Offer to Exchange.

Cautionary Note Regarding Forward-Looking Statements, page 3

7.                                      We note your reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Note that the safe harbor protections for forward- looking statements contained in those federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.  Please delete the reference or clarify that it is not applicable to the tender offer.

The Company has amended the Offer to Exchange to disclose that any forward-looking statement made in connection with a tender offer is not subject to the protections of Section 21E of the 1934 Act.

Questions and Answers about the Exchange Offer, the Consent Solicitation and the Rights Offering

Why are you making the Exchange Offer?, page 6

8.                                      We note the disclosure on page 7 that your subsidiary, Lamington Road, will pay a special dividend. Please revise to disclose the amount to be paid.

The Company respectfully advises the Staff that the amount of the special dividend which it expects Lamington Road to pay is not determinable at this time.  The amount of the special dividend will depend on a number of factors which will not be ascertainable until at or around the Settlement Date because the Company will not know how much unrestricted cash will be available to it on its balance sheet to redeem in part the Old Secured Notes.  The Company will also need to negotiate a waiver of a negative covenant in the White Eagle Credit Agreement prohibiting any dividend, and the White Eagle lenders will likely condition any such waiver on their analysis of the financial condition of the Company and its subsidiaries at the time.  Nonetheless, the Company has amended its Offer to Exchange to disclose that if the Company, PJC and the White Eagle lenders cannot agree on the amount of the special dividend, then Lamington Road would not pay the special dividend.

9.                                      Please clarify whether PJC holds any Old Notes.

PJC informs the Company that PJC does not currently hold any Old Notes.

When will I receive the consideration payable…, page 8

10.                               Please revise to state the date when you expect to issue the consideration in this offer.

The Company expects to issue the consideration in the Exchange Offer, Consent Solicitation and Rights Offering on the Settlement Date.  The Settlement Date will occur concurrently with the closing of the Transactions.  At this time, the Company cannot state with any reasonable certainty when the closing of the Transactions can take place because the closing of the Transactions cannot occur until after the Company concludes its annual meeting of its stockholders.  The Staff provided comments to the Company on the Company’s preliminary proxy statement on May 15, 2017.  Until the Company resolves those comments, the Company cannot file a definitive proxy statement and select a date for its annual meeting.  The Company expects the closing of the Transactions to occur at or around the time of the annual meeting as long as the stockholders of the Company vote to approve the proposed amendments to the Company’s Articles of Incorporation.  The Company undertakes to issue a press release to inform holders of Old Notes of the date of the Company’s annual meeting of its stockholders.

If I tender my Old Notes, may I withdraw my tender?, page 8

11.                               Please disclose that securities not yet accepted for payment after the expiration of forty business days from the commencement of the offer may be withdrawn. Refer to Rule 13e-4(f)(2)(ii).

The Company has amended the Offer to Exchange to disclose that holders of Old Notes who have tendered their Old Notes in the Exchange Offer may withdraw their tendered Old Notes and revoke the related consents after the fortieth (40th) business day after the commencement of the Exchange Offer if the Company has not yet accepted for payment the tendered Old Notes.

12.                               We note the disclosure here that the offer may be extended by you “with the prior written consent of PJC.”  We also note your disclosure on page 11 that the prior written consent of PJC is required in order to “waive any and all of the conditions of the Exchange Offer and Consent Solicitation (other than receipt of the Requisite Consents) at or prior to the Expiration Date” and “amend the terms of the Exchange Offer and Consent Solicitation.”  Given PJC’s significant role and its ability to control the terms of the offer, please provide an analysis as to why PJC should not be identified as a co-bidder in this tender offer.  For guidance, see Rule 14d-1(g)(2), which defines the term “bidder” to include “any person who makes a tender offer or on whose behalf a tender offer is made,” and Section II.D.2 of the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline (November 14, 2000), available on the Commission’s website at www.sec.gov.

The Company respectfully believes PJC should not be included as a co-bidder in the Exchange Offer, Consent Solicitation and Rights Offering.

In reaching this conclusion, the Company reviewed the definition of “bidder” under Rule 14d-1(g)(2) of the 1934 Act, which defines a bidder as a person “who makes a tender offer or on whose behalf a tender offer is made” and the standards set forth in Section II.D.2 of the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline” (November 14, 2000).

The Company acknowledges that the guidance in Section II.D.2 of the November 14, 2000 Current Issues Outline provides for the following relevant factors when determining whether a person is a bidder:

•                  Did the person play a significant role in initiating, structuring and negotiating the tender offer?

•                  Is the person acting together with the named bidder?

•                  To what extent did or does the person control the terms of the offer?

•                  Is the person providing financing for the tender offer, or playing a primary role in obtaining financing?

•                  Does the person control the named bidder, directly or indirectly?

•                  Did the person form the nominal bidder, or cause it to be formed?

•                  Would the person beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company?

The Company initiated the tender offer and took the lead in structuring and negotiating the terms of the Exchange Offer, Consent Solicitation and Rights Offering. While the Master Transaction Agreements require the Company to make the Exchange Offer and provide certain rights to PJC, the Master Transaction Agreements were entered into on an arm’s length basis with parties (including PJC) that did not and do not control the Company.  In fact, such parties (including PJC) negotiated against each other and against the Company during the overall negotiations resulting in the Master Transaction Agreements.  The Company acted, and continues to act, independently of PJC with respect to the Exchange Offer, Consent Solicitation and Rights Offering and the negotiation of the Master Transaction Agreements.  The contractual rights of PJC under the Master Transaction Agreements in respect of the Exchange Offer, Consent Solicitation and Rights Offering were intended simply to assure PJC that the financial terms on which the Company agreed, on an arm’s length basis, to conduct the Exchange Offer, Consent Solicitation and Rights Offering could not be varied unilaterally by the Company.

PJC is not financing the Exchange Offer, Consent Solicitation and Rights Offering, since the consideration is solely other securities of the Company. Further, at the time of entering into the Master Transaction Agreements, and at the commencement of the

Exchange Offer, Consent Solicitation and Rights Offering, PJC did not have the authority to designate a director of the Company and PJC did not beneficially own any securities of the Company, and accordingly PJC did not control a majority of the voting power of the Company’s outstanding voting stock.  In fact, unless and until the Transactions contemplated by the Master Transaction Agreements are consummated, PJC will not have the right to designate any directors of the Company nor will PJC have the right to acquire any of the Company’s voting securities from the Company.  The Company is not a nominal bidder, but rather it is an established entity with substantive operations and assets apart from those related to the Exchange Offer. Finally, PJC will not beneficially own the securities reacquired by the Company pursuant to the Exchange Offer, Consent Solicitation and Rights Offering.

The Company also notes that the Company’s agreements with PJC have been disclosed in the Offer to Exchange.  Consequently, information about PJC and its role in various transactions under the Master Transaction Agreements has been publicly disclosed.

Based on the facts and circumstances set forth above, the Company respectfully advises the Staff that the Exchange Offer, Consent Solicitation and Rights Offering is not being made on behalf of PJC and, therefore, PJC should not be included as a co-bidder in the tender offer.

Did any holders of Old Notes agree to participate…, page 9

13.                               We note that “holders of Old Notes representing approximately 91.5% of the aggregate principal amount of outstanding Old Notes as of the date of this Offer to Exchange have agreed to participate in the Exchange Offer and the Consent Solicitation.”  Please tell us, with a view toward revised disclosure, the identity of the holders who made this agreement with you, when the agreement was entered into and why the entry into this agreement was not a tender offer itself.

Six holders of Old Notes, who held either directly or indirectly through affiliated entities a substantial percentage of the Old Notes, entered into Master Transaction Agreements with the Company. One of these six holders is Bulldog Investors, LLC, who purchased $9.2 million of the Old Notes.  See page 9 of the Offer to Exchange.  As disclosed on page 21 of the Offer to Exchange, these six agreements were executed on March 15, 2017. As a consequence of the execution and delivery of these six agreements, holders of Old Notes representing approximately 91.5% of the aggregate principal amount of outstanding Old Notes had agreed to participate in the Exchange Offer and the Consent Solicitation.

Since the date the Company filed its Schedule TO on April 18, 2017, one additional Old Note holder signed a Master Transaction Agreement.  The Company and this additional

Old Note holder began to negotiate the terms of the additional Master Transaction Agreement substantially prior to the time that the Company filed its Schedule TO and launched the Exchange Offer on April 18, 2017.  As a consequence of the execution and delivery of this additional Master Transaction Agreement, holders of Old Notes representing more than 98% of the aggregate principal amount of outstanding Old Notes have now agreed to participate in the Exchange Offer and the Consent Solicitation.

The Company respectfully does not believe that the negotiation and execution of the Master Transaction Agreements with these seven Old Note holders constitutes a tender offer.  The Company discussed the Master Transaction Agreements with only seven holders of Old Notes, in each case, after each such holder of Old Notes had executed a customary non-disclosure agreement with the Company.  Under the Master Transaction Agreements, these seven Old Note holders agreed to tender their Old Notes into the Exchange Offer, and no means to tender were delivered to these seven Old Note holders until after the Company filed its Schedule TO and disseminated the exchange offer materials. The terms of the Master Transaction Agreements were vigorously negotiated by these seven Old Note holders, who were highly sophisticated actors, knowledgeable in the market place and well aware of the essential facts needed to exercise their professional skills and to appropriately evaluate the offer of the Master Transaction Agreements.  In addition, while the terms and conditions of these Master Transaction Agreements are similar, they are not identical.  Moreover, these seven Old Note holders were not pressured to enter into the Master Transaction Agreements, and there was no limited time period set to execute an agreement. Finally, six of the seven Master Transaction Agreements were executed on March 15, 2017, which was prior to any public announcement regarding the tender offer, and the seventh agreement, which was executed on May 12, 2017, was under negotiation prior to the launch of the tender offer on April 18, 2017.

The Company respectfully advises the Staff that the Company’s negotiation and execution of the Master Transaction Agreements do not amount to a tender offer and there was no substantial risk that the seven Old Note holders who executed the Master Transaction Agreements lacked information needed to consider carefully the appraisal of the proposal put before them, thereby not requiring the protection of the federal tender offer rules.

If I want to tender my Old Notes, am I required to deliver the related Consents?, page 9

14.                               We note your statement that “delivery of any consent constitutes a waiver of all prior defaults and covenant breaches under the Old Notes Indenture, if any.” Please tell us how this disclosure is consistent with Section 29(a) of the Securities Exchange Act of 1934.

The Company respectfully advises the Staff that page 6 of the amended and restated letter of transmittal and consent included as Exhibit (a)(1)(ii)(A) to the Company’s Schedule TO provides that “[t]he undersigned hereby expressly waives and releases the Company with respect to all claims against the Company arising out of any breach or default that may have occurred under the Old Notes Indenture or the Old Notes, other than claims for payment of interest or principal.”  This waiver, which is referenced on page 2 of the amended and restated consent and letter of transmittal and on page 9 of the Offer to Exchange, is limited to a narrow set of contractual claims under the Old Notes Indenture and the Old Notes and does not waive compliance with any provision of the 1934 Act or any rule or regulation thereunder, or of any rule of a self-regulatory organization. The Company respectfully advises the Staff that the waiver and the Company’s disclosure about the waiver are consistent with Section 29(a) of the 1934 Act.  However, for the avoidance of doubt, the Company has added a final sentence to the first full paragraph on page 10 of the amended and restated letter of transmittal and consent which references the waiver to indicate that nothing in the waiver shall waive or release the Company from any law, rule or regulation arising under the 1934 Act and any rule of a self-regulatory organization in connection therewith.

How will I be notified if the Exchange Offer and Consent Solicitation is extended, amended or terminated?, page 12

15.                               Please revise your disclosure in this section to state that amendments will be made “promptly,” not “as promptly as practicable.”  Refer to Rule 13e-4(c)(3) of the Securities Exchange Act of 1934.

The Company has amended the Offer to Exchange to disclose that the Company will file an amendment to its Schedule TO promptly to the extent that any information set forth in the Company’s Schedule TO has changed materially.

Why are you conducting the Rights Offering?, page 14

16.                               Please explain how the issuance to PJC or the Investor amounts to a change of control. We note the disclosure on page 30 of your preliminary proxy statement filed on April 18, 2017, that the issuance of shares to PJC will only amount to approximately 18% of your outstanding shares.

In its preliminary Proxy Statement filed on April 18, 2017, the Company stated that PJC would own between 18% and 28% of the Company’s Common Stock.  This calculation was made assuming that all of the shares to be authorized by the amendment to the

Articles of Incorporation to be voted on by the Company’s shareholders were in fact issued.  In the definitive Proxy Statement, the Company will revise the disclosure to reflect PJC’s ownership of the actual (or assumed, as appropriate) number of issued and outstanding shares of Common Stock of the Company.

As revised, the definitive Proxy Statement will reflect that PJC will own, following its purchase of 75,000,000 shares of Common Stock under the Common Stock Purchase Agreement, 52.3% of the then issued and outstanding shares of the Company’s Common Stock.  Assuming that PJC were to exercise and purchase all of the 42,500,000 shares under the Warrant, then PJC would own up to 63.2% of the Company’s then issued and outstanding shares of Common Stock.  In addition, the Master Transaction Agreements provide that PJC will be entitled to elect four out of seven members of the Company’s Board of Directors.

Risk Factors

Risks Related to the Exchange Offer

The Exchange Offer and the Consent Solicitation may be cancelled, amended or delayed, page 39

17.                               We note your statement that you “have the right to terminate or withdraw at [y]our sole discretion the Exchange Offer or the Consent Solicitation at any time if any condition to the Exchange Offer or the Consent Solicitation is not satisfied or waived.”  Please revise to clarify that the offer may only be terminated or withdrawn upon the occurrence of stated conditions on or prior to expiration.  Additionally, we note your reference at page 9 to “Conditions of the Exchange Offer and the Consent Solicitation.” This does not appear to be a section in the Offer to Exchange. Please revise to include this section or advise us as to where this section can be found.  Please confirm that you will disseminate a supplement containing this section.

The Company has amended the Offer to Exchange to disclose that the Company may terminate or withdraw its offer upon the occurrence of stated conditions on or prior to the Expiration Date.  In addition, the Company has added a new section to the Offer to Exchange entitled “Conditions of the Exchange Offer, Consent Solicitation and Rights Offering.”  The Company confirms that it will disseminate a supplement containing this new section which includes the conditions of the Exchange Offer, Consent Solicitation and Rights Offering.

Incorporation of Documents by Reference, page 121

18.                               We note that you attempt to incorporate by reference into the offer document all filings made while your offer is pending. However, Schedule TO does not expressly authorize such “forward incorporation by reference.” Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO.

The Company has amended the Offer to Exchange to remove the disclosure: (i) indicating that the Company will incorporate by reference filings with the Commission made pursuant to Sections 13(a), 13(c), 14 and 15(d) between the date of the Offer to Exchange and the date all of the Securities that are subject of the Exchange Offer are exchanged in the Exchange Offer, (ii) stating that any such future filings will be incorporated by reference into the Offer to Exchange, and (iii) providing that information in such future filings automatically updates and supersedes the information in the Offer to Exchange.

If you have any questions regarding the above, please contact the undersigned at (703) 720-8630.

Sincerely yours,

/s/ David S. Cole

David S. Cole